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06010563


SEC MAIL
RECEIVED
PROCESSING
JAN 3 0 2006
WASH. D.C.
156
SECTION

January 27, 2006

SUPPL

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated January 27, 2006 announcing Arcelor's position on a hostile bid launched by Mittal Steel.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel Orillac

Enclosure
cc: Regis Ramseyer
Arcelor SA



Press release

Arcelor position on hostile bid launched by Mittal Steel

Luxembourg, January 27, 2006 – Arcelor has taken note of the hostile takeover bid launched by Mittal Steel on Arcelor shares with the goal to acquire a controlling stake in the company.

Arcelor underlines the hostile character of this move that takes place without prior discussions or consultations between both companies.

Arcelor's board of directors will meet shortly to take position on this offer.

Communications
Tél. : +352 4792 5000
Courriel : press@arcelor.com

Patrick Seyler : +352 4792 2360

Luc Scheer : +352 4792 4455
Jean Lasar : +352 4792 2359

(Espagne)
Ignacio Agreda : +34 94 489 4162
Oscar Fleites : +34 98 512 60 29

(France)
Sandra Luneau +33 1 41 25 65 04

Relations avec les investisseurs
Courriel : investor.relations@arcelor.com
Martine Hue : +352 4792 2151
00 800 4792 4792 (sans frais, à partir de l'UE et de la Suisse)
+33 1 41 25 9898